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                                                      UNITED STATES
                                           SECURITIES AND EXCHANGE COMMISSION
                                                 Washington, D.C.  20549

                                                        FORM F-6

                                REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
                                DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                                                 LORNA DIANE FISHER
                        (Exact name of issuer of deposited securities as specified in its charter)

                                                         N/A
                                      (Translation of issuers name into English)

                                                  California State Republic
                                (Jurisdiction of incorporation or organization of issuer)

                                                  LORNA DIANE FISHER
                                 (Exact name of depositary as specified in its charter)

                              1908 ROSIE LANE BRENTWOOD  CA 94513 +1(925) 642-6943
       (Address, including zip code, and telephone number, including area code, of depositarys principal executive offices)

                              1908 ROSIE LANE BRENTWOOD  CA 94513 +1(925) 642-6943
                    (Address, including zip code, and telephone number, including area code, of agent for service)

                              It is proposed that this filing become effective under Rule 466
                                               (check appropriate box)

                                       [X]  immediately upon filing
                               [ ]  on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares. Check the following box. [ ]

                                              Calculation of Registration Fee
__________________________________________________________________________________________________________________________
Title of Each Class                      |                 |Proposed Maximum     |Proposed Maximum     |                 |
of Securities to                         | Amount to be    |Aggregate Price      |Aggregate            |Amount of        |
be Registered                            |  Registered     |Per Unit             |Offering Price       |Registration Fee |
_________________________________________________________________________________________________________________________|
American Depositary Shares ("ADSs"),          1 share         $1,000,000.00        $1,000,000.00          $129.80
each ADS representing the right to
receive one (1) share of LORNA DIANE FISHER

   Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2001 (11-18)

                                                  PART I  INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of Securities To Be Registered.

  The prospectus consists of 1 (one) share of American Depositary shares included as Exhibit 1 to the Form of Deposit
  Agreement filed as Exhibit 1 pages 3-4 to this Registration Statement which is incorporated herein by reference.

Item 2. Available Information.

  Public reports are furnished by Issuer and Issuer publishes information in English required to maintain the exemption from registration under Exchange Act Rule 12g3-2(b.

                                                PART II  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits.

 Subject to the rules as to incorporation by reference, the exhibits specified below shall be filed as a part of the registration statement. Exhibits shall be appropriately lettered or numbered for convenient reference. Exhibits incorporated by reference may bear the designation given in the previous filing. Instruction l to Item 601 of Regulation S-K applies to this paragraph.

  (a) A copy of the Deposit Agreement or Deposit Agreements under which the securities registered hereunder are issued. If the Deposit Agreement is amended during the offering of the Depositary Shares, such amendments shall be filed as amendments to the registration statement.  See exhibit 1 pages 1-4

  (b) Any other agreement, to which the depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented thereby. N/A

  (c) Every material contract relating to the deposited securities between the depositary and the issuer of the deposited securities in effect at any time within the last three years. N/A

  (d) An opinion of counsel as to the legality of the securities being registered, indicating whether they will when sold be legally issued, and entitle the holders thereof to the rights specified therein. N/A

  (e) If the procedure in Rule 466 is being used, a certification in the following form: N/A

Item 4. Undertakings.

  (a) The depositary hereby undertakes to make available at the principal office of the depositary in the United
  States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

  (b) If the amounts of fees charged are not disclosed in the prospectus, the depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

                                                                     SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the CITY OF BRENTWOOD, STATE OF CALIFORNIA, on November 25, 2019.

[Legal entity created by the agreement
 for the issuance of American Depositary Receipts
 for shares of  LORNA DIANE FISHER

        By:/s/  Fisher, Lorna Diane/Authorized Signatory/Principal.
                                               By [Signature and Title]

[Registrant]  LORNA DIANE FISHER

        By:/s/ Fisher, Lorna Diane. Authorized Signatory/Principal.
                                               By [Signature and Title]

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                                                                               By: /s/ Fisher, Lorna Diane.
                                                                                         [Signature]

                                                                               Authorized Signatory/Principal.
                                                                                           [Title]

                                                                                          11/25/2019
                                                                                            [Date]

Exhibits:

1. Attachement

 Page 1-2: Qualified Institutional Buyer Designation in form of Eligibility Questionare

 Page 3-4: Payment Wizard/Instructions

 Page 4: Banking Authorization resolution

 Page 5-6: Official Authorization List of Signatories

 Page 7: Signature Card
        Page 8: Birth Certificate / Marriage License